                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the quarter ended September 30, 1999

                      SPARKLING SPRING WATER GROUP LIMITED

           19 FIELDING AVENUE, DARTMOUTH, NOVA SCOTIA, CANADA B3B 1C9
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

             Form 20-F       X                           Form 40-F
                      -------------                                -------------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

             Yes                                         No               X
                      -------------                                -------------

                                     SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Sparkling Spring Water Group Limited

                                        By:
                                           ------------------------------------
                                        Name:        David M. Arnold
                                        Title:       Vice President Finance,
                                                     Treasurer



Date:
     ------------------------------------

                         TABLE OF ADDITIONAL REGISTRANTS


                                                                                                            PRIMARY STANDARD
                                                                                                               INDUSTRIAL
                                                                  STATE OR OTHER JURISDICTION OF          CLASSIFICATION CODE
EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER              INCORPORATION OF ORGANIZATION                  NUMBER
Sparkling Spring Water Limited                                    Nova Scotia                                   5149
Spring Water, Inc.                                                Delaware                                      5149
Cullyspring Water Co., Inc.                                       Washington                                    5149
Crystal Springs Acquisition, Inc.                                 Delaware                                      5149
Canadian Springs Water Company Limited                            Nova Scotia                                   5149
Nature Springs Water Company Limited                              England                                       5149
Aquaporte (UK) Limited                                            England                                       5149
Krystal Fountain Water Co. Limited                                England                                       5149
Marlborough Employment Limited                                    Scotland                                      5149
Water at Work Limited                                             Scotland                                      5149
Natural Water Limited                                             Scotland                                      5149


         The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

                      Sparkling Spring Water Group Limited

                         Quarterly Report On Form 6-K
                    For The Quarter Ended September 30, 1999

                                      INDEX


                                                                                                PAGE
Part I   Financial Information

Item 1.  Financial Statements

         Consolidated Balance Sheets as of September 30, 1999
         and December 31, 1998..................................................................1

         Consolidated Statements of Operations for the three and nine month periods ended September 30, 1999 and 1998..............................................2

         Consolidated Statements of Cash Flows for the nine months
         ended September 30, 1999 and 1998......................................................3

         Notes to Consolidated Financial Statements............................................ 4

Item 2.  Management's Discussion And Analysis Of
         Financial Condition And Results Of Operations..........................................8

Part II  Other Information

Item 6.  Exhibits and Reports on Form 6-K......................................................12


Part I   Financial Information

Item 1.  Financial Statements

                                           SPARKLING SPRING WATER GROUP LIMITED
                                                CONSOLIDATED BALANCE SHEETS



(in U.S. dollars)                                                                      SEPTEMBER 30,         DECEMBER 31,
                                                                                           1999                  1998
                                                                                      -------------        -------------
                                                                                       (Unaudited)
ASSETS

Current
Cash and cash equivalents                                                              $    621,841         $  9,728,373
Accounts receivable                                                                      13,525,889           10,983,492
Inventories [NOTE 3]                                                                      1,355,753            1,340,350
Prepaid expenses                                                                          1,647,573            1,320,054
                                                                                      -------------        -------------

              Total current assets                                                       17,151,056           23,372,269

Deferred taxes                                                                              615,723              854,240
Fixed assets                                                                             33,226,222           31,136,458
Goodwill and deferred charges                                                            50,187,728           51,127,488
Due from parent company                                                                   1,142,872            1,142,872
                                                                                      -------------        -------------

              Total assets                                                             $102,323,601         $107,633,327
                                                                                      =============        =============

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Current
Accounts payable and accrued liabilities                                               $ 11,616,954         $  9,107,830
Income tax payable                                                                               --              130,000
Customer deposits                                                                         5,562,315            5,032,841
Senior bank debt - operating line [NOTE 8]                                                3,270,565                   --
Debt due within one year                                                                    989,951            1,399,116
                                                                                      -------------        -------------

              Total current liabilities                                                  21,439,785           15,669,787
                                                                                      -------------        -------------

Obligations under capital leases and other debt                                           2,471,416            3,252,032
Senior bank debt - term loan [NOTE 8]                                                     8,523,194            7,664,961
Subordinated notes payable [NOTE 4]                                                      90,000,000          100,000,000
Other liabilities [NOTE 4]                                                                   58,858              835,998
                                                                                      -------------        -------------

              Total long-term liabilities                                               101,053,468          111,752,991
                                                                                      -------------        -------------


Shareholder's equity (deficit)
Capital Stock
Issued and outstanding:
Class D common shares - 1,383,328                                                         6,106,000            5,769,132
Class E common shares - 5,860                                                               173,661              164,080
Less: Subscriptions receivable                                                             (107,984)            (230,003)
                                                                                      -------------        -------------
                                                                                          6,171,677            5,703,209
Cumulative translation adjustment                                                        (2,181,896)          (3,180,597)
Deficit                                                                                 (24,159,433)         (22,312,063)
                                                                                      -------------        -------------
              Total shareholder's equity (deficit)                                      (20,169,652)         (19,789,451)
                                                                                      -------------        -------------
              Total liabilities and
               shareholder's equity (deficit)                                          $102,323,601         $107,633,327
                                                                                      =============        =============


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                  THREE MONTHS    THREE MONTHS    NINE MONTHS      NINE MONTHS
                                                      ENDED           ENDED           ENDED           ENDED
                                                     9/30/99         9/30/98         9/30/99         9/30/98
                                                  ------------    ------------    ------------    ------------
(in U.S. dollars)

Revenue:
   Water                                          $ 11,752,434    $ 10,645,773    $ 31,457,815    $ 27,126,999
   Rental                                            4,059,051       3,868,235      11,267,955      10,182,050
   Other                                             1,919,542       1,973,796       5,522,271       5,492,216
                                                  ------------    ------------    ------------    ------------

   Total revenue                                    17,731,027      16,487,804      48,248,041      42,801,265
                                                  ------------    ------------    ------------    ------------

Cost of sales:
   Water                                             2,679,317       2,143,484       6,815,434       5,892,695
   Other                                               800,248         871,213       2,291,538       2,313,323
                                                  ------------    ------------    ------------    ------------

   Total cost of sales                               3,479,565       3,014,697       9,106,972       8,206,018
                                                  ------------    ------------    ------------    ------------

Gross profit                                        14,251,462      13,473,107      39,141,069      34,595,247

Expenses:
   Selling, delivery and administrative              9,039,622       8,604,543      25,523,069      22,728,941
   Depreciation and amortization                     2,552,923       1,912,501       7,447,144       5,504,505
   Acquisition, integration and related
     expenses [NOTE 9]                                      --       1,825,000              --       1,825,000
                                                  ------------    ------------    ------------    ------------

Operating profit                                     2,658,917       1,131,063       6,170,856       4,536,801

Interest and related expenses [NOTE 4]               3,636,719       1,693,960       8,775,974       5,997,125
                                                  ------------    ------------    ------------    ------------

Loss before income taxes and extraordinary item       (977,802)       (562,897)     (2,605,118)     (1,460,324)
Recovery of income taxes                                    --         100,000              --         286,820
                                                  ------------    ------------    ------------    ------------

Loss before extraordinary item                        (977,802)       (462,897)     (2,605,118)     (1,173,504)

Extraordinary item [NOTE 5]                                 --              --         757,748              --
                                                  ------------    ------------    ------------    ------------

Net loss                                              (977,802)       (462,897)     (1,847,370)     (1,173,504)

Other comprehensive income (loss):
   Foreign currency translation adjustment           1,182,123        (625,571)        998,701        (657,379)
                                                  ------------    ------------    ------------    ------------

Comprehensive income (loss)                       $    204,321    $ (1,088,468)   $   (848,669)   $ (1,830,883)
                                                  ============    ============    ============    ============


Basic loss per share before extraordinary item    $      (0.70)   $      (0.33)   $      (1.88)   $      (0.85)
                                                  ============    ============    ============    ============

Basic loss per share                              $      (0.70)   $      (0.33)   $      (1.33)   $      (0.85)
                                                  ============    ============    ============    ============


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Unaudited)


                                                                                           NINE                 NINE
                                                                                       MONTHS ENDED         MONTHS ENDED
                                                                                       SEPTEMBER 30,        SEPTEMBER 30,
                                                                                           1999                 1998
                                                                                       ------------         ------------
(in U.S. dollars)

OPERATING ACTIVITIES

Net loss                                                                               $ (1,847,370)        $ (1,173,504)
Items not requiring cash
    Depreciation and amortization                                                         7,447,144            5,504,505
    Deferred taxes                                                                          150,623             (161,452)
    Amortization of deferred financing costs                                                403,596              317,465
    Extraordinary item                                                                     (757,748)                  --
    Cross currency swap                                                                    (721,963)          (2,748,614)
                                                                                       ------------         ------------
                                                                                          4,674,282            1,738,400

Net change in non-cash working capital balances                                              61,157           (1,126,435)
                                                                                       ------------         ------------

Cash provided by operating activities                                                     4,735,439              611,965
                                                                                       ------------         ------------


INVESTING ACTIVITIES

Purchase of fixed assets, net                                                            (7,764,272)          (7,888,658)
Acquisitions                                                                                     --          (14,853,048)
Increase in other assets                                                                         --           (1,142,872)
                                                                                       ------------         ------------

Cash used in investing activities                                                        (7,764,272)         (23,884,578)
                                                                                       ------------         ------------

FINANCING ACTIVITIES

Increase in long-term debt                                                                4,087,140            4,657,863
Repayment of long-term debt                                                              (1,228,795)          (1,379,094)
Repurchase of subordinated notes payable                                                 (8,500,000)                  --
Issuance of common shares                                                                        --              262,080
Increase in deferred charges                                                               (233,602)            (840,467)
Decrease in subscription receivable                                                         122,019                   --
                                                                                       ------------         ------------

Cash provided by (used in) financing activities                                          (5,753,238)           2,700,382
                                                                                       ------------         ------------

Effect of foreign currency translation on cash                                             (324,461)            (150,447)

Decrease in cash and cash equivalents during the period                                  (9,106,532)         (20,722,678)
Cash and cash equivalents, beginning of period                                            9,728,373           27,507,257
                                                                                       ------------         ------------

Cash and cash equivalents, end of period                                               $    621,841         $  6,784,579
                                                                                       ============         ============


SUPPLEMENTAL CASH FLOW DISCLOSURE

Interest paid                                                                          $  6,668,499         $  6,130,173
                                                                                       ============         ============

Income taxes paid                                                                      $    285,288         $    347,118
                                                                                       ============         ============


                             SEE ACCOMPANYING NOTES

                      SPARKLING SPRING WATER GROUP LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                   (Unaudited)

1.    Basis of Presentation

         Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

         The Company uses the US$ as its reporting currency. Balance sheet accounts of all non-U.S. entities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

         The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

         The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 1998 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.    Seasonal Nature of Business

         Operating results for the three and nine month periods ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3. Inventories

         Inventories consist of the following:


                                                    SEPTEMBER 30, 1999         DECEMBER 31, 1998
                                                       ----------                 ----------
                                                       (UNAUDITED)
      Packaging materials                             $   677,837                $   598,985
      Goods for resale                                    400,513                    482,733
      Cooler parts                                        173,215                    142,695
      Other                                               104,188                    115,937
                                                       ----------                 ----------

                                                      $ 1,355,753                $ 1,340,350
                                                        =========                  =========


                      SPARKLING SPRING WATER GROUP LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)

4.    Derivative Financial Instruments

         In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six year swap in British Pounds Sterling and a $28 million US five year swap in Canadian dollars which was terminated in October 1998. The semi annual interest payments on the Pound Sterling swap are approximately 1.1 million pounds. At September 30, 1999 the aggregate fair market value of the Pound Sterling swap liability was approximately $59,000 in favor of the bank (at December 31, 1998 it was $836,000 in favor of the bank). For the nine months ended September 30, 1999, approximately $0.7 million of the $0.8 million decrease in the swap liability was recorded as a decrease in interest expense. For the nine months ended September 30, 1998, approximately $2.7 million of the increase in the swap asset between December 31, 1997 and September 30, 1998 was recorded as a decrease in interest expense.

5.  Extraordinary Item

         In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. A gain of $757,748 related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $386,000 and costs of $356,252 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

6.     Earnings per Share

         The Company has adopted Statement of Financial Accounting Standard No. 128 (SFAS No. 128), Earnings per Share. SFAS No. 128 replaces the previous standards for presentation of primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS excludes the dilutive effect of the exercise of all outstanding options and warrants. Diluted EPS includes the dilutive effect of the exercise of all outstanding options and warrants. The effect of the exercise of outstanding options and warrants has not been included in the computation of earnings per share as the effect would be antidilutive.

         The weighted average number of shares used to calculate basic loss per share is 1,389,188 for the three and nine months ended September 30, 1999 and 1,383,328 for the three and nine months ended September 30, 1998.

7.     Acquisitions

         On February 24, 1998, the Company purchased all of the outstanding capital stock of Coastal Mountain Water Corp. (Coastal) for approximately $4.3 million. Coastal is based in Vancouver, British Columbia and focuses on the direct delivery of eighteen litre containers of water to residential and commercial customers and the rental of water coolers.

         On May 15, 1998, the Company purchased all of the outstanding shares of Krystal Fountain Water Co. Limited (Krystal Fountain) for approximately $6.7 million. Krystal Fountain operates in the M25 area in London, England.

         On August 31, 1998, the Company purchased the assets of the Springfield Water Division of Brio Industries Inc. ("Springfield") for approximately $3.9 million. Springfield operates primarily in the Vancouver, British Columbia market.

         The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. had occurred at January 1, 1998.


                                                                 NINE MONTHS              NINE MONTHS
                                                                    ENDED                     ENDED
                                                              SEPTEMBER 30, 1999        SEPTEMBER 30, 1998
                                                              ------------------        ------------------
      Total revenue                                               $48,248,041             $45,661,928
      Net loss                                                     (1,847,370)             (1,218,572)
      Extraordinary item                                              757,748                      --
      Basic loss per share                                              (1.33)                  (0.88)


                      SPARKLING SPRING WATER GROUP LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)

8.   Senior Credit Facility

         On May 26, 1998, the Company completed a $40 million Senior Credit Facility for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 17, 1999, the Company finalized an agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility restores the Company's compliance with all financial covenants and includes three separate credit facilities totaling $30 million.

         The Amended Facility is structured as a multi-currency facility and provides for a $15 million operating line which is renewable annually by April 30th, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. Any amounts borrowed under this Facility will be repaid ratably over a five-year period commencing October 31, 2000. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the Amended Facility rank senior to the payment of the Company's Subordinated Notes Payable.

9.   Acquisition, Integration and Related Expenses

         In 1998 the Company completed the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. In integrating these acquisitions into the Company's existing business, non-recurring costs were incurred to reduce and relocate staff, convert the acquired business' computer systems, close acquired facilities and blend acquired customers into the Company's existing routes. Further, costs were incurred in connection with a potential acquisition which was not completed.

10.   Summary of Business Segments

         The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

         Segment detail is summarized as follows:


                                                     THREE MONTHS     THREE MONTHS        NINE MONTHS        NINE MONTHS
                                                         ENDED            ENDED              ENDED              ENDED
                                                        9/30/99          9/30/98            9/30/99            9/30/98
                                                     -----------       -----------        ----------         -----------
Revenue:
Canada                                               $ 6,907,664       $ 6,568,072       $19,008,476         $16,960,194
United Kingdom                                         7,202,401         6,526,727        19,089,867          16,705,675
United States                                          3,620,962         3,393,005        10,149,698           9,135,396
                                                     -----------       -----------       -----------         -----------
                                                     $17,731,027       $16,487,804       $48,248,041         $42,801,265
                                                     ===========       ===========       ===========         ===========

Net income before depreciation,
  interest, income taxes and extraordinary item:
Canada                                               $ 1,659,978       $ 1,912,685       $ 4,867,109         $ 4,273,419
United Kingdom                                         2,589,103         2,480,229         6,721,771           5,800,587
United States                                            693,599           856,714         2,200,487           2,373,080
Unallocated corporate overhead                           269,160          (381,064)         (171,367)           (580,780)
                                                     -----------       -----------       -----------         -----------

                                                     $ 5,211,840       $ 4,868,564       $13,618,000         $11,866,306
                                                     ===========       ===========       ===========         ===========


11.  Comparative Figures
           Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

                      SPARKLING SPRING WATER GROUP LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (Unaudited)

12.    Subsequent Events

(a) In October 1999, the Company repurchased $1.9 million face value of its outstanding Subordinated Notes Payable for $1.46 million plus accrued interest, completing the repurchase of $10 million of Subordinated Notes Payable authorized by the Company's Board of Directors. Upon completion of this repurchase, the Company has fully utilized the $10 million credit line available under the Amended Facility (see note 8) which has now been converted to a 5-year term loan.

(b) On November 8, 1999, the Company signed a letter of intent with Baxter Foods Limited to acquire their Misty Mountain water business that operates in the Nova Scotia and New Brunswick, Canada markets. Closing is scheduled for the end of November, 1999.

ITEM 2.           Management's Discussion And Analysis Of
                  Financial Condition And Results Of Operations

         The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.


                                                   THREE MONTHS       THREE MONTHS     NINE MONTHS       NINE MONTHS
                                                      ENDED              ENDED            ENDED            ENDED
                                                     9/30/99            9/30/98          9/30/99          9/30/98
                                                     -------            -------          -------          -------
Revenue                                                 100%              100%             100%             100%
Cost of sales                                           19.6              18.3             18.9             19.2
                                                     -------            -------          -------          -------

Gross profit                                            80.4              81.7             81.1             80.8

Selling, delivery and administrative                    51.0              52.2             52.9             53.1
Acquisition, integration and
     related expenses                                     --              11.1               --              4.2
                                                     -------            -------          -------          -------

EBITDA                                                  29.4              18.4             28.2             23.5
Depreciation and amortization                           14.4              11.6             15.4             12.9
                                                     -------            -------          -------          -------

Operating profit                                        15.0               6.8             12.8             10.6
Interest and related expenses                           20.5              10.3             18.2             14.0
                                                     -------            -------          -------          -------

Loss before income taxes and
   extraordinary item                                   (5.5)             (3.5)            (5.4)            (3.4)
Recovery of income taxes                                  --               0.6               --              0.7
                                                     -------            -------          -------          -------

Net loss before extraordinary item                      (5.5)             (2.9)            (5.4)            (2.7)

Extraordinary item                                        --                --              1.6               --
                                                     -------            -------          -------          -------

Net loss                                                (5.5)             (2.9)            (3.8)            (2.7)
                                                     =======            =======          =======          =======


THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1998

         REVENUE. Revenue increased $1.2 million or 7.5% to $17.7 million in the three months ended September 30, 1999 compared to $16.5 million in the three months ended September 30, 1998. Revenues from acquisitions completed during the 1998 third quarter accounted for approximately $0.4 million or 2.2% of the increase. Revenue growth was reduced by approximately $140,000 or 1% due to a decrease in the Pound Sterling which was only partially offset by an increase in the Canadian dollar. The balance of the increase was from growth in sales from the Company's higher customer location base. The Company's customer locations ended the third quarter at approximately 158,000, up from 153,000 at June 30, 1999.

          COST OF SALES. The cost of sales increased by $0.5 million or 15.4% to $3.5 million in 1999 compared to $3.0 million in 1998 as a result of acquisitions completed in the 1998 period, growth in the Company's underlying customer base and line start-up expenses and other charges at the Company's new facility in Vancouver, British Columbia. The cost of sales as a percentage of revenue increased by 1.3% from 18.3% in the 1998 period to 19.6% in the 1999 third quarter primarily as a result of an increase in the plant operating costs in Vancouver as outlined above.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses (excluding $1.8 million in acquisition and integration expense) increased by $0.4 million or 5.1% to $9.0 million in the 1999 third quarter from $8.6 million in the 1998 period. This increase is primarily due to approximately $0.3 million from businesses acquired during the 1998 period plus higher levels of operating activity. As a percentage of revenue, selling, delivery and administrative expenses decreased from 52.2% in the 1998 period to 51.0% in the 1999 third quarter. Increases in the Company's semi-fixed operating expenses were more than offset by the growth in the Company's revenues.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 33.5% or $0.6 million to $2.5 million from $1.9 million in the 1998 period. This increase was the result of depreciation of capital expenditures made in 1999 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during 1998.

         OPERATING PROFIT. The Company's operating profit increased by 135.1% or $1.5 million to $2.6 million from $1.1 million in 1998 as a result of the changes noted above. As a percentage of revenue, operating profit increased to 15.0% in the 1999 third quarter from 6.8% in the 1998 period due principally to the absence in 1999 of integration expenses which were incurred in the 1998 third quarter to integrate acquisitions into the Company's existing operations. Excluding the acquisition and integration charge in 1998, earnings before interest, taxes, depreciation and amortization expense ("EBITDA") increased by 7.1% or $0.3 million to $5.2 million from $4.9 million in the 1998 period. As a percentage of revenue, EBITDA decreased to 29.4% in the 1999 quarter from 29.5% in the 1998 period primarily as a result of the Vancouver plant start up expenses as noted above.

         INTEREST EXPENSE. Interest expense increased by $1.9 million from $1.7 million in the third quarter of 1998 to $3.6 million in the 1999 quarter. Interest expense was increased by $0.6 million in the third quarter of 1999 and reduced by $1.4 million in the 1998 quarter as a result of interest accrued due to the fluctuating value of the Company's currency swap (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense in the 1999 second quarter decreased by $0.1 million over the 1998 period. This decrease is attributable to a lower effective interest rate on the Company's outstanding debt due principally to the repurchase of $10 million face value of the Company's Subordinated Notes Payable in the second quarter plus lower interest rates on the Company's Canadian and Sterling debt obligations.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998

         REVENUE. Revenue increased $5.4 million or 12.7% to $48.2 million in the nine months ended September 30, 1999 compared to $42.8 million in the nine months ended September 30, 1998. Revenues from acquisitions completed during the 1998 period accounted for approximately $2.8 million of the increase. Revenue growth was reduced by approximately $0.8 million or 1.8% due to declines in both the Canadian Dollar and Pound Sterling. The balance of the increase was from growth in water sales from the Company's higher customer location base. The Company's customer locations ended the third quarter at approximately 158,000, an increase of 3,000 from December 31, 1998. Excluding a customer base adjustment to eliminate accounts that have not purchased a product in the last 84 days, the Company's actual customer base grew by approximately 9,000 during the first nine months of 1999.

         COST OF SALES. The cost of sales increased by $0.9 million or 11.0% to $9.1 million in 1999 compared to $8.2 million in 1998 as a result of acquisitions completed in the 1998 period, growth in the Company's underlying customer base and plant start-up expenses in Vancouver. The cost of sales as a percentage of revenue decreased by 0.3% from 19.2% in the 1998 period to 18.9% in 1999. This decrease was primarily due to an increase in the percentage of revenues derived from higher margin home and office water sales, increased cooler rental revenues and improved production efficiencies. Revenues from sales of lower margin small pack cases declined approximately 7.2% during the first nine months of 1999.

         OPERATING EXPENSES. Selling, delivery, and administrative operating expenses (excluding $1.8 million in acquisition and integration expenses) increased by $2.8 million or 12.3% to $25.5 million for the nine months ended September 30, 1999 compared to $22.7 million in the 1998 period. This increase is primarily due to a $0.2 million increase in bad debt reserves and approximately $1.7 million from businesses acquired during the 1998 period. The balance of the increase was primarily related to additional expenses necessary to support the Company's increased customer base that was up over 6% from the adjusted count in the year ago period, including an increase in general and administrative expenditures to fund increases in corporate personnel and enhanced computer systems. As a percentage of revenue, operating expenses decreased from 53.1% to 52.9%. This decrease was a result of improved operating efficiencies on the increased revenues partially offset by increased bad debt reserves.

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

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 35.3% or $1.9 million to $7.4 million from $5.5 million in the 1998 period. As a percentage of revenue, depreciation and amortization expense increased by 2.5% from 12.9% to 15.4%. This increase was the result of depreciation of capital expenditures made in 1999 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions consummated during the 1998 period.

         OPERATING PROFIT. The Company's operating profit increased by 36.0% or $1.6 million to $6.1 million from $4.5 million as a result of the changes noted above. As a percentage of revenue, operating profit increased from 10.6% in the 1998 period to 12.8% in the nine months ended September 30, 1999 as the decrease in the cost of sales percentage and the absence of integration and acquisition expenses in 1999 offset the increase in depreciation and amortization expense as discussed above. Excluding the acquisition and integration charge in 1998, EBITDA increased by 14.8% or $1.7 million to $13.6 million from $11.9 million in the 1998 period due to increased revenues and slightly higher operating margins. As a percentage of revenues, EBITDA increased to 28.2% in the first nine months of 1999 from 27.7% in the 1998 period.

         INTEREST EXPENSE. Interest expense increased by $2.8 million from $6.0 million in the 1998 period to $8.8 million in the 1999 period. Approximately $2 million of this increase was related to the Company's cross currency swap. Interest expense was reduced by approximately $0.7 million in the nine months ended September 30, 1999 and reduced by $2.7 million in the 1998 period due to the fluctuating value of the Company's currency swap (see
Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense for the nine months ended September 30, 1999 increased by approximately $0.8 million as a result of higher borrowing levels (net of cash) incurred to fund capital expenditures and business acquisitions completed during the 1998 period. Interest expense on the higher net borrowing levels was partially offset by a decrease in average interest rates arising from the repurchase of $10 million of the Company's Senior Subordinated Notes and lower rates in Canada and the United Kingdom.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of existing cash balances, cash generated from operations and borrowings under the Senior Credit Facility (see below).

         Net cash provided by operating activities was $4.7 million for the nine months ended September 30, 1999 and $0.6 million for the 1998 period. Net cash used in investment activities was $7.8 million in 1999 and $23.9 million in 1998. The 1998 balance includes $14.9 million related to the acquisitions of Coastal Mountain Water Corp., Krystal Fountain Water Co. Limited and the Springfield Water Division of Brio Industries Inc. The Company made net capital expenditures of $7.8 million in the nine months ended September 30, 1999 and $7.9 million in the nine months ended September 30, 1998. Capital expenditures in the 1999 period include the purchase of $1.1 million of production equipment for a new plant in Vancouver, Canada and the addition of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.8 million in 1999.

         In May 1999, the Company paid $8.5 million to repurchase $10 million face value of its outstanding Subordinated Notes Payable. An extraordinary gain of $757,748 related to the repurchase of the Subordinated Notes has been recorded, net of applicable income taxes of $386,000 and costs of $356,252 representing a write off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

         The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for the remainder of 1999 as well as some small acquisitions. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

SENIOR CREDIT FACILITY

         On May 26, 1998, the Company completed a $40 million Senior Credit Facility (the "Credit Facility") with the Toronto-Dominion Bank. The Credit Facility was to be used for purposes of financing future capital investments, working capital, business acquisitions and general corporate purposes. As at December 31, 1998, the Company was in violation of a financial covenant under the Senior Credit Facility. On May 17, 1999, the Company reached agreement with its lenders to amend the Senior Credit Facility (the "Amended Facility"). The Amended Facility will provide the Company with increased operating flexibility and restored the Company's compliance with all financial covenants.

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

         The Amended Facility is structured as a multi-currency facility and provides for a $15 million operating line which is renewable annually by April 30, a $5 million five year acquisition line and a $10 million short term credit line expiring October 31, 1999 that provides the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. The Company's payment obligation under the Amended Facility is secured by a first priority security interest over substantially all of the assets of the Company; obligations under the Amended Facility rank senior to the payment of the Subordinated Notes Payable. Any amounts borrowed under the Amended Facility will be repaid ratably over a five year period commencing October 31, 2000 based on the balances outstanding as of that date.

         Amounts outstanding under the Amended Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of September 30, 1999, the Company had approximately $9.0 million of available credit under its $15.0 million operating line, $1.5 million available under its $10 million Subordinated Note repurchase facility and $5.0 million available under the acquisition facility.

YEAR 2000

         The Year 2000 issue arises due to computer programs using two digits rather than four to define an applicable year. Computer programs may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations leading to disruptions in the Company's operations. If the Company or its significant customers or suppliers fail to adequately address the Year 2000 issue, such failure could have an adverse impact on the Company's ability to operate its business.

         Sparkling Spring has taken action to address and complete the work associated with the Year 2000. Each of the Company's business locations has established a team to identify and correct Year 2000 issues. The Company's principal financial and operational computer systems utilize software developed and supported by an outside computer software supplier. It is the Company's understanding that this supplier has completed an analysis of the changes required to accommodate the Year 2000 and that these changes are incorporated in the most recent software upgrades provided to the Company. The Company has installed and completed its testing of these software upgrades at all of its locations. In addition, the impact of Year 2000 on manufacturing plants and building facilities is also being addressed. The Company is also investigating the Year 2000 capabilities of suppliers, customers and other external entities, and developing contingency plans where necessary.

         The Company estimates that the total cost of addressing and completing the work associated with the Year 2000 issue will be approximately $250,000 exclusive of expenditures for software and telephone system upgrades required to accommodate the Company's growth and anticipated future requirements. This expectation is based on the assumption that the Company has contemplated all significant actions required and that significant costs related to Year 2000 will not be incurred on behalf of the Company's customers or suppliers. This assumption also excludes any capital costs that may be required to purchase returnable bottles if the Company's customers decide to increase inventories as a precaution over the year-end period.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1997, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information were issued. These standards are applicable to the Company commencing with its December 31, 1998 Financial Statements and its March 31, 1999 Interim Financial Statements.

         The impact of SFAS No. 130 is to include the change in the cumulative translation adjustment account in the determination of Comprehensive Income.

         The impact of SFAS No. 131 is to disclose certain information about the revenues the Company derives from each of its major products in addition to segmented information for the countries in which it earns revenues and holds assets.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

         Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions

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contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality and inventory controls;
(vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and any failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties or impose additional costs on the Company or otherwise have a material adverse affect on its financial position or results of operations; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with issues surrounding Year 2000 for the Company, its customers and suppliers; and (x) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

Part II    Other Information

Item 6.  Exhibits and  Reports on Form 6-K

         (a)   Exhibits
               None

         (b)   Reports on 6-K (incorporated by reference)
               Report on Form 6-K dated August 31, 1999 covering the Press Release dated August 15, 1999 announcing improved second quarter revenues and earnings.

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